Exhibit 4.18.2

Additional Agreement No. 2

To the Contract on Network Connection between

OAO «Rostelecom»  OJSC «Dalsvyaz» No. 1-DVF  dated August 8, 2003

Moscow	Dated: June 9, 2006

Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by the Charter, on the one part, and Far Eastern Telecommunications Company, hereinafter referred to as the “Operator”, represented by General Director Anton Alekseyevich Alekseyev, authorized to act by the Charter, on the other part, hereinafter collectively referred to as the “Parties”, and separately referred to as “Party” signed this Additional Agreement (hereinafter – Agreement) on the following addenda to Appendix No. 9  (version No. 2) to the Contract on Network Connection (hereinafter – Contract):

1.                                             Tables “Details of recipient of the bill (Subscriber)” and “Subscribers’ Numbers (Phone)”  are changed by the tables of the following wording:

Details of recipient of the bill (Subscriber)

Acceptable
Attribute name	Obligation degree	values	Description
subscriber_id	Obligatory given as a parameter	Symbol line of 15 digits	The unique identifier of the Subscriber within the Operator’s company
legal_entity	All subscribers	0-individual 1-legal entity	Feature of a legal entity
category	All subscribers	0- Budgetary organizations 1- Self-sustained organizations 2-population 3-Non-incorporated individual entrepreneur	Type of subscriber

Subscribers’ Numbers (Phone)

Attribute name	Obligation degree	Acceptable values	Description
phone_number	Obligatory given as a parameter	Line of 10 characters (figures only)	Full subscriber number
device	All subscribers	0-telephone 1-call office	Type of the subscriber gear
price_plan	All subscribers	0-office 1-population 2- Self-sustained organizations	Tariff

3- Budgetary organizations
vat_free	Diplomatic mission or their employees	0- default VAT rate 1- 0% VAT rate	The sign of 0% VAT rate application to the realization of the services

2.                                             This Agreement is an integral part of the Contract.

3.                                             All the terms used in this Agreement have a meaning, fixed for them in the Contract.

4.                                             All the rest, not indicated in this Agreement, is subject to the provisions of the Contract.

5.                                             The agreement is issued in the Russian language in two original counterparts, one for  each Party.

6.                                             The Agreement shall enter into legal force on the late following the date of the Agreement; till April 01, 2006. If neither Party announces termination of this Agreement thirty (30) calendar days before its stated expiration, this Agreement shall be automatically extended for each subsequent period with a duration of three calendar months. The number of periods for which the effect hereof can be prolonged is not limited.

7.                                             After the termination of this Agreement in Appendix 9 (Version No. 2) to the Contract the Tables “Details of the recipient of the bill (Subscriber)” and “Subscribers’ Phone Number Data” shall be applied in the wording of Appendix 9 (Version No. 2), existing on the date the previous to the date the when this Agreement enters in force.

8.                                             Details and Signatures of the Parties

For OAO Rostelecom:	For Operator:

General Director	General Director
OAO Rostelecom	OJSC Dalsvyaz

D.Ye. Yerokhin	A.A. Alekseyev
Date 2006	Date 2006
Seal here	Seal here